SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 14D-9
(Amendment No. 3)

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Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
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AMRECORP REALTY FUND II
(Name of Subject Company)
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AMRECORP REALTY FUND II
(Name of Persons Filing Statement)
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LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
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Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 North Dallas Parkway, Suite 100
Plano, Texas  75093
(972) 836-8000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)
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Copies of communications to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas  76102
Telephone: (817) 878-3553
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☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statements on Schedule 14D-9 (the “Schedule 14D-9”), as amended, that was  originally filed by Amrecorp Realty Fund II (the “Partnership”) on May 10, 2007, relating to the tender offer for all units of limited partnership interest in the Partnership (the “Units”) by Robert J. Werra commenced on May 10, 2007.

Item 4.                      The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

(a)                 Recommendation. The Partnership is recommending that limited partners do not tender into the tender offer.

(b)                 Reasons for the Recommendation. There is no established trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units. Additionally, because Robert J. Werra is the general partner of the Partnership, he has an unavoidable conflict of interest between himself and the limited partners of the Partnership relating to his tender offer. Previously, as a result of this conflict of interest and because the Partnership did not believe that it had enough information to evaluate the fair market value of the Units at the time, the Partnership did not express a position regarding the tender offer. However, in light of the current highest offer and other offers that have been received for the possible sale of the Partnership’s sole remaining real estate property, and the current negotiations by the Partnership to enter into a contract for sale, the Partnership recommends that limited partners do not tender into the tender offer. The Partnership has changed its recommendation because the Partnership has entered into a letter of intent with a potential purchaser for the sale of the property at a price of $6,250,000. The Partnership is proceeding to negotiate a definitive contract with the prospective purchaser. There is no assurance, however, that the Partnership will be able to enter into a definitive contract to sell the property or, if a contract is executed, that the sale will be completed.

In attempting to ascertain the value of the Partnership, limited partners might consider the following historical financial information.  In April 2007, the Partnership listed its sole remaining real estate property for sale with a national real estate brokerage firm specializing in apartment properties.  Since the time of that listing, the Partnership has received a highest offer of $6,250,000.  At March 31, 2007, the Partnership had additional available liquid assets in the amount of $200,000 and liabilities of $3,920,400. Using those amounts and a hypothetical property sales price of $6,250,000, which is the amount of the highest current offer to purchase the property, minus 3% real estate sales commission and estimated mortgage prepayment and closing costs, would indicate an approximate net value of the Partnership of $2,168,500, equivalent to approximately $149 per Unit.

The highest offer to purchase the Partnership’s property contains terms that are generally standard for this market.  Under the offer, which has no financing contingency, the purchaser will put down $200,000 in earnest money and have a period of 21 days to inspect the property and decide whether to close the purchase, with a scheduled closing to occur 65 days after acceptance of the offer.

 (c)                 Intent to Tender. To the knowledge of the Partnership, neither its general partner nor any affiliate of its general partner currently intends to tender or sell into the tender offer any Units that are held of record or beneficially by such person.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMRECORP REALTY FUND II

Date:  June 6, 2007
By:    /s/  Robert J. Werra
        Robert J. Werra
        General Partner